Exhibit 99.1

i-80 Gold Intersects 12.3 g/t Au Over 10.7 m in New Target at Ruby Hill

RENO, Nev., Feb. 8, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that drilling has identified new zone of high-grade gold mineralization in its first hole drilled to test a new target area at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

High-grade gold mineralization was intersected in the first hole drilled to test continuity of a historic intercept below the Archimedes pit. A historic hole (HC1428) drilled by Homestake Mining Company intersected 15.0 g/t Au over 5.5 m, however no additional drilling was ever completed. Late in the 2022 drill program, this target was tested with a step-out hole, iRH22-65, that intersected high-grade mineralization at the projected target depth (see Figures 1 & 2 and Table 1).

Highlight results from hole iRH22-65 drilled to test the 428 Zone:

  428 Zone : 12.3 g/t Au over 10.7 m (0.36 oz/ton – 35.0 ft)

The 428 Zone is located approximately 300 metres east of the southern portion of the Ruby Deeps Zone and is one of several brownfields exploration targets tested in the highly successful 2022 exploration program at Ruby Hill. This program resulted in multiple gold, polymetallic and base metal discoveries including the Hilltop Zones where drilling has returned significant high-grade carbonate replacement mineralization (CRD) including 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m in hole iRH22-43 (Upper Hilltop). The 428 Zone is located below the Archimedes pit and appears to be a combination of distal-disseminated gold mineralization overprinted by later Carlin-type gold mineralization. The mineralization is hosted within the top of the Hamburg dolomite at the contact with overlying metamorphosed Dunderberg Shale with close proximity to the Blanchard fault. The Blanchard fault structure was one of the primary feeder structures of the multiple mineralized zones mined in the pit.  No other holes have tested this contact in proximity to the Blanchard fault presenting a significant upside target at Ruby Hill.  Additionally, the Hamburg dolomite represents a new host of Carlin-type mineralization on the Property and follow-up drilling will be completed during the ongoing 2023 exploration program.

"Our multiple discoveries made in 2022 highlight the potential of the mineralized system at Ruby Hill and confirm our model for the occurrence of multiple types of world-class, high-grade, deposits", stated Tyler Hill, Senior Geologist of i-80. "Drilling is currently focused on expanding mineralization within the Hilltop Zones and the Blackjack horizon, both of which are located in close proximity to the underground infrastructure currently being planned and permitted".

23 drill holes from the 2022 Ruby Hill drill program remain outstanding at assay labs and the Company expects to be in a position to provide an update from this drilling within a few weeks.

Table 1 – Highlight Assay Results from Ruby Hill Drilling
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iRH22-65	428	Core	506.6	517.2	10.7	12.3
*True width is estimated to be 90%
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH22-65	587310	4375741	1780	138	-72

Figure 1 – Ruby Hill Surface Plan (CNW Group/i-80 Gold Corp)

Figure 2 – Cross Section 428 Zone (CNW Group/i-80 Gold Corp)

The Ruby Hill Property is one of the Company's flagship assets and is host to the core infrastructure within the Eureka District of the Battle Mountain-Eureka Trend. The Property is located approximately 2 km from the town of Eureka, Nevada and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to American Assay Laboratories (AAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through AAL are run through standard prep methods and analyzed using FA-Pb30-ICP (Au; 30g fire assay) and a custom multi-element package (35 element Suite; 0.5g 4-acid digestion/ICP-MS) methods. AAL also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results. Historic holes were assayed by various accredited laboratories. Refer to the July 31, 2021, NI 43-101 Report on 2021 Ruby Hill Mineral Resource Estimate, Eureka County, Nevada, USA for information on historic assays.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 08-FEB-23